Andrews Kurth LLP 1717 Main Street, Suite 3700 Dallas, Texas 75201 +1.214.659.4400 Phone +1.214.659.4401 Fax andrewskurth.com

June 14, 2016

VIA EDGAR

Sandra B. Hunter

Staff Attorney

Division of Corporation Finance

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                             Ashford Hospitality Trust, Inc.

Registration Statement on Form S-3

Filed June 3, 2016

File No. 333-211837

Dear Ms. Hunter:

Set forth below are the responses of Ashford Hospitality Trust, Inc., a Maryland Corporation (the “Company”), to the comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 13, 2016 with respect to its Registration Statement on Form S-3 (File No. 333-211837) that was filed on June 3, 2016 (the “Registration Statement”).  The response below has been prepared and is being provided by the Company, which has authorized Andrews Kurth LLP to respond to the Staff’s comment on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Registration Statement (the “Amendment”).

For the Staff’s convenience, our response is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text.

Exhibit Index

1.                                      We note that your footnote disclosure to the exhibit index indicates that the Form of Indenture and the Form T-1 Statement of Eligibility will be incorporated by reference. Please file the Trust Indenture or “Form of Indenture” prior to effectiveness in accordance with the requirements of Item 601(b)(4) of Regulation S-K. Please also revise the exhibit list to clarify that you will file the Statement of Eligibility of the Trustee in accordance with the requirements of Item 601(b)(25) of Regulation S-K. If you intend to designate the trustee on a delayed basis,

Austin	Beijing	Dallas	Dubai	Houston	London	New York	Research Triangle Park	The Woodlands	Washington, DC

please be aware that companies relying on Section 305(b)(2) must separately file the Form T-1 under the electronic form type “305B2” after effectiveness and not in a post-effective amendment or in a Form 8-K. For additional guidance, please refer to sections 201.04 and 220.01 of our Trust Indenture Act Compliance and Disclosure Interpretations and revise your exhibit index accordingly.

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement to include a form of senior indenture and a form of subordinated indenture as Exhibits 4.4 and 4.5, respectively, to the Amendment.  Furthermore, we acknowledge that we must separately file the Form T-1 under the electronic form type “305B2” after effectiveness and not in a post-effective amendment or in a Form 8-K.

In connection with this response to the Staff’s comment, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing or with respect to the Amendment to the undersigned at (713) 220-4314 or brooksantweil@andrewskurth.com.

Very truly yours,

/s/ Brooks W. Antweil

Brooks W. Antweil

cc:                                David A. Brooks, Ashford Hospitality Prime, Inc.

George J. Vlahakos, Andrews Kurth LLP